SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

E.ON Corp.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ad-hoc-Release March 5, 2003
Press Release – Bergmann Appointed to E.ON Board of Management
SIGNATURES

Ad-hoc-Release
March 5, 2003

Notice released by E.ON AG in Düsseldorf
under Section 15 of the German Securities Trading Act (WpHG)

E.ON Reports Improved Earnings and Higher Dividend

In 2002, the E.ON Group generated sales of € 37.1 billion (2001: € 37.3 billion). The Group’s consolidated internal operating profit increased by 23 percent to € 3,890 million (2001: € 3,157 million), due mainly to the improvement of the internal operating profit of E.ON Energie by 28 percent to € 2,855 million (2001: € 2,231 million).

At € 2,777 million, the Group’s consolidated net income was 8 percent higher than in the previous year (€ 2,570 million). Due to the record internal operating profit and book gains of approximately € 3.8 billion on the sale of shareholdings, E.ON was able to absorb one-off charges of approximately € 4.8 billion.

The cash flow from continuing operations amounted to € 3.7 billion, which was 39 percent higher than in the previous year (€ 2.7 billion).

At the annual shareholders meeting on April 30, 2003, E.ON will propose that the dividend for fiscal 2002 should be increased by € 0.15 or approx. 9.4 percent to € 1.75 per dividend-bearing individual share.

In spite of operational improvements in all the business segments, E.ON’s consolidated internal operating profit in 2003 will probably not quite reach the 2002 level because Degussa’s profit will only be included at equity, i.e. in accordance with E.ON’s share of 46.5 percent.

For the Group’s consolidated net income a further rise is expected, especially due to high gains on disposals. From today’s perspective, E.ON does not anticipate one-off charges comparable to those in 2002.

In order to make it easier to compare the company’s performance in 2001 with 2002, the 2001 earnings figures were brought in line with a new US accounting standard and accordingly scheduled goodwill amortization has been eliminated.

Press Release
March 5, 2003

Bergmann Appointed to E.ON Board of Management

Today, the Supervisory Board of E.ON AG appointed Dr. Burckhard Bergmann (60) to the Board of Management of E.ON AG, effective immediately. As a member of the Board of Management, he will be in charge of the gas business.

Bergmann, who has been the CEO of Essen based Ruhrgas AG, since June 2001, has a master’s degree in physics. He joined the Ruhrgas Group in 1972 and held various management positions in the field of gas procurement. In 1980, he was appointed to the Ruhrgas Board of Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 5, 2003	By:	/s/ Michael C. Wilhelm Michael C. Wilhelm Senior Vice President Accounting